COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE
REQUIREMENT
REGARDING (RUMORS/REPORT OF) POSSIBLE ACQUSITION OF SHARES OF KYOBO SECURITIES

POSCO clarifies that it has no plan to acquire a certain number of shares of KYOBO SECURITIES CO., LTD..